Exhibit 1.5

CDC Corporation requests response from Onyx’s disinterested directors

[Atlanta, December 30, 2005] CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net) today announced that it requests that the disinterested directors of Onyx Software Corporation provide a response to the proposed strategic transaction involving a combination of CDC Software with Onyx.

While CDC Corporation provided a formal letter to Onyx’s management with respect to its proposal on December 6, 2005, CDC Corporation reiterates that other attempts to communicate the proposal to Onyx have been made both directly and through intermediaries for an extended period of time prior to such date without response from Onyx to the frustration of the board of CDC Corporation.

While CDC Corporation is grateful that Onyx’s management has indicated that Onyx shall consider its proposal, the statement that Onyx is gathering the information necessary in order for Onyx’s Board to determine the best interests of Onyx’s shareholders when a proposal has been stagnating without response for several months is indicative of Onyx’s lack of movement and the slow motion from an entrenched management team that CDC Corporation has been experiencing. Meanwhile, Onyx’s shareholders including CDC Corporation continue to suffer from a stagnant share price while highly accretive strategic transactions have been occurring throughout the enterprise software industry.

In light of the foregoing, CDC Corporation believes that the best way to achieve clarity from Onyx with respect to the proposed strategic transaction is for the disinterested directors of Onyx to provide a response to the proposal. Representatives of CDC Corporation are willing to meet with such disinterested directors at a time and place of their convenience to discuss its proposal.

While Onyx points to an increase in license revenue and claims significant improvements in operating results as indicators of a successful growth strategy, the reality is that Onyx remains a small scale single product focused company in the enterprise software market. CDC Corporation’s strong net cash balance of US$212.5 million has been extremely beneficial for CDC Software. CDC Corporation believes that its proposed up to US$50 million cash infusion would have a similarly positive impact on Onyx’s relatively low net cash balance of US$21.4 million which had to be bolstered earlier this year by a US$7.9 million cash infusion from insiders, including three directors and an officer, at market price without a premium. With respect to the infusion of up to US$50 million, CDC Corporation proposes to acquire stock at a typical double-digit percentage premium to Onyx’s average trading price.

“Like it or not, financial viability, size, scale, breadth of product line and company stability matter in today’s market. With the industry consolidation taking place through companies such as Oracle, Epicor, Infor and SSA Global, to name a few, it becomes pretty clear what the end game is,” said Rick Marquardt, President of CDC Software.

Mr. Steven Chan, Acting CEO of CDC Corporation, said, “Onyx has previously indicated that six of the seven members of their board are independent, and they seem to be quite sophisticated about the software industry. We would like to hear where the disinterested directors stand about where the best interests of shareholders lie given these facts and the realities of today’s hyper-competitive software market.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Software, please visit the website: www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations Ida Ho, Corporate Communications Manager Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net